Exhibit 99.5
Earnings Call 1

INFOSYS LIMITED-EARNINGS CALL 1
Q4 FY 2013 RESULTS
APRIL 12, 2013
CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
CFO

ANALYSTS

Ankur Rudra
Ambit Capital

Divya Nagarajan
UBS

Rahul Bhangare
William Blair

Rod Bourgeois
Bernstein

Anantha Narayan
Credit Suisse

Viju George
JP Morgan

Moshe Katri
Cowen & Co

Sandeep Muthangi
IIFL

Pankaj Kapoor
Standard Chartered Securities

Kunal Sangoi
Birla Sun Life Asset Management

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you sir.

Sandeep Mahindroo

Thanks Inba. Hello everyone and welcome to Infosys Q4 ‘13 Earnings Call. I am Sandeep from the investor relations team in New York. Joining us today on this earnings call is CEO and MD, S.D. Shibulal; CFO – Rajiv Bansal along with other members of the senior management. We will start the call with some remarks on the performance of the company for the recently concluded quarter, followed by outlook for the year-ending March 31, 2014. Subsequently we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to S.D. Shibulal.

S.D. Shibulal

Good afternoon everyone. Our revenue in Q4 in US dollar terms grew sequentially by 1.4%, including the Lodestone acquisition. Excluding that acquisition, our revenue grew by 0.8%. EPS for the quarter was $0.78 as against $0.76 last quarter. Our EPS guidance for the year was $2.97 and in spite of a lower growth, we have delivered $2.97 plus $ 0.05, so actually $3.02 for the year. Realization has dropped by 0.7% in Q4. In Q3, if you remember we had a realization growth of 1.8%. There continues to be quarterly movement due to changes in the business mix as well as the volatile environment. Lodestone integration continues to be on track in all dimensions like Go-to-market, delivery capabilities, systems and process, finance and HR and all other areas. At the same time, Lodestone being a consulting organization comes with a single-digit margin and it takes time for the offshore part to get built up. Over the last one quarter, we had 5 joint wins in the market. The joint go-to-market proposition is established well in all verticals. We are tracking slightly behind plans on revenues and cost targets as the focus was on above mentioned areas which took priority over pure revenue and targets.

Uncertainties continue in the broader economic environment. We are living in a very fragile environment. The global environment has not completely recovered from the downturn as well as the Euro zone crisis. Though the clients have finalized their budgets, we have to see if it improves the decision-making cycle including discretionary spend. Our dependency on the discretionary spend is approximately 33%, which is quite different from the industry average.

Today, technology is at the center of many of the key business decisions being made, whether it is cost rationalization, productivity improvement, process improvements or future expansion plans. We believe that our suite of service capabilities across operations, transformation and innovation will allow us to compete and perform in the long-term. We are confident of navigating the short-term challenges due to uncertainty in the environment.

I will now touch upon a few specific points relating to each of our business unit.

In Financial Services, our clients expect their business prospects to be overall flat to down in the coming year. In financial sector, the appetite for spending money was much higher 12 months ago compared to cost conscious-environment today. We expect opportunities in the new technology like Big Data, Mobility, Analytics, Social Technologies and Legacy Platform Modernization in Financial Services. We are seeing traction in reconciliation space, Products and Platforms in Capital Markets; Loyalty, fraud management in cards and payments; next-generation portals and payment hubs in banking; digital channels like mobility, social media and portals for improving agent and customer experience in Insurance. We are focusing on capitalizing such opportunities.

In Retail and CPG, ‘run-the-business’, budgets are under pressure. However, overall technology spend is increasing in SAP, Digital, Business Intelligence and new efficiency platforms. We partner with our clients on their digital strategy in most of our retail clients.

Coming to Manufacturing, the budgets are expected to be flat-to-down in most of the sub-segments like Auto, Aerospace and Resources. Clients are investing in reducing complexity, lowering cost, increasing the spend on new product rollouts and service transformation. We see exciting opportunities in areas like Digital Transformation and Analytics. Cloud adoption is increasing in Sales and HR. Our strategies include enhanced focus on transformation and capability building, leveraging our capabilities in embedded systems and helping our clients build new products. We expect Manufacturing vertical to have a slower H1 and then see a pickup in H2 as large equipment inventories get depleted in the next few months and production levels gradually pick up after that.

In Energy, Utilities and Communication Services space, spending is expected to be down in most of the sub-verticals, barring oil sector within energy and mid-market utilities. Telecom sector continues to see its top-line shrink, gas companies are facing revenue pressure due to supply glut and large utilities are seeing revenue decline due to unfavorable rate case outcomes. We see different drivers of spend in different segments. Telcos are spending to improve customer experience and introducing new product lines, leveraging LTE. Energy companies are seeing regulatory pressure on EHS and compliance which is creating opportunities for us in production optimization and data & knowledge management. Utilities are investing in smart grid and focusing on driving cost efficiencies.

On the discretionary spend, we expect it to be higher in FY13 over FY12 in RCL and in Manufacturing. Our discretionary spend share is about 33% of our revenue. In RCL, we see demand for services around Digital Commerce, SAP-enabled transformation and Analytics along with strong demand for Omni-channel commerce skills around digital marketing and personalization. In Manufacturing, we see deal closure rate in discretionary areas being higher than a year back. However in ECS, decision delays are becoming more common and deals are becoming smaller with faster ROI requirements. In Products, Platform and Solution area in Q4, we have 12 wins and added another 7 clients, taking the client count to 79. Our total TCV booked as of right now is $685 mn which is an increase of $80 mn during the quarter. Our journey in this area received strong validation this quarter. Infosys Cloud Ecosystem Hub Won the 2012 Golden Peacock Award for the ‘Most Innovative Product/Service’. Our Edge suite of Business Platforms won ‘NASSCOM Business Innovation Awards for 2013’. Forrester Research has positioned Infosys as a ‘Leader’ in its Enterprise Mobility Service Report. Ovum, the global analyst firm recognized Flypp Digital Experience Platform as a ‘well developed ecosystem of services, large repository of apps and monetization process’

The road ahead is challenging. Environment has changed significantly recently. The signals are mixed. There are significant macroeconomic factors affecting all the major economies which may have impact on growth and pricing. The biggest challenge for us is to get growth back and for that we need to make investments in business. Due to this volatility and dynamic nature of the environment, it is difficult to predict margins in the short-term. Therefore, we have only given a revenue guidance of 6% to10%. 6% revenue guidance implies a quarter-on-quarter growth of 0.5% and 10% revenue guidance implies a 2% quarter-on-quarter growth. Our guidance is a statement of fact. Due to the volatility over the last few quarters we have taken a wide band on our guidance rather than a narrow band which is 6%-10%. Given all the information at this point in time, we believe that this guidance can be achieved and I am fairly confident of achieving this guidance.

With that now let me request Rajiv to talk and then we can open up for Q&A.

Rajiv Bansal

Good morning, everyone. Our revenues for the quarter grew by 1.4%. The revenue in rupee terms is Rs. 10,454 crores, growth of 0.3% in rupee terms, because we had a rupee appreciation of 1.1% for the quarter. Our EPS for the quarter was Rs. 41.89 as against Rs. 41.47 in Q3, and for FY 13, we had EPS of Rs.164.87 as against Rs. 145.55 in FY 12. The operating margins for the quarter were at 23.5% including Lodestone, excluding Lodestone it is about 24.8%. We have been able to meet our EPS guidance in spite of shortfall in revenues. Our volumes grew by 1.8% sequentially and 8.8% annually. The realization has fallen by about 0.7% in the quarter primarily because of lower billing days as compared to the previous quarter. On an annual basis, pricing is down by about 3%. Our utilization is still low which gives us a leverage for the future, about 68.5% including trainees and at about 71.4% excluding trainees.

Historically, the fourth quarter has been a soft quarter for us. This is a start of the budget cycle for the client and there are delays in budget releases and decision making. The clients continue to wait in uncertain environment taking longer than expected to finalize their spending.

When we started the quarter we did speak about the gaps in our guidance and that we having about 96%-97% visibility and that the balance has to be bridged through ramp ups in the deals that we had won in the previous quarters and also about the new deal wins that we are expecting in the current quarter. Some of that has delayed. Some of the ramp ups did not happen as per plan, some of the deal decision making got delayed to the subsequent quarter, impacting our meeting the numbers. We also had a cross currency impact of roughly about $6 mn during the quarter because of the volatility in the pound and euro as against the dollar. Because of the Lodestone integration with Infosys, they are adopting the Infosys revenue and accounting principles, there has been some deferral of revenue in Lodestone which has also impacted our revenue numbers for the quarter.

Having said that, as we go into the next year, we feel more confident than what we were at the beginning of last financial year. We have set out a guidance for 6%-10% which as Shibu said is about 0.5% quarter-on-quarter sequentially for the next 4 quarters lower end and 2% quarter-on-quarter for the next 4 quarters at the upper end. Considering the volatility in the environment, considering the uncertainty and the investment that we need to make in terms of our strategy of Infosys 3.0 in the long-run, we have decided to discontinue giving the EPS guidance going forward.

With that I will open it up for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question and answer session. The first question is from Ankur Rudra of Ambit Capital. Please go ahead.

Ankur Rudra

Could you first comment on the demand environment and spending over the course of this quarter and what do you expect in FY14?

S.D. Shibulal

I will answer the first part and then you can repeat the second please. On the first part, if you look at H2, that is a good indication of where things are. We have one of the largest wins in H2, $960 mn of large and transformational deals which probably is one of the highest for us. Our pipeline is robust. If you look at the result of that win, our onsite effort has grown by 3.8% excluding Lodestone but the offshore has not picked up. Offshore has only picked by 0.5%. That is because of the delays in ramp ups which we are seeing. That means we have started ramping up on those deals onsite but the offshore has to get picked up for this to come together. Our pipeline is robust and our win rates have marginally improved. Pricing for Business and IT operations space is under pressure. Consulting & Systems Integration for most part will hold the pricing. So it is important for us to balance and to create growth in both the areas.

If you could repeat the second question, I could answer that.

Ankur Rudra

The second part of the question was the linearity of the fourth quarter. Was the disappointment led by something that happened in March or were there delays over the course of quarter?

S.D. Shibulal

If you remember in the beginning of Q3, we had said that we have gaps in H2 revenues. In Q3 the volume and the revenue productivity both went up which came together to create a 4.2% growth which we had in Q3 (organic). In the beginning of Q4 we had said that for the rest of the year we have certain gaps which we need to address and we have been addressing them gradually. As usual when we entered the quarter, we had about 96% visibility which means that we have to make up about 4% of the revenue which is substantial and we did make a part of it but it did not get made up completely. Also when the revenue productivity dropped, whatever volume growth we had, also got negated a bit.

Ankur Rudra

Okay fair enough. Just last question on margin guidance. Can you elaborate on the main sources of margin volatility that is preventing us from guiding for FY14?

S.D. Shibulal

There are multiple things. I will go through them one by one. We are entering the year with a margin headwind, that is the most important thing to remember. During the year, we have given compensation increase onsite and offshore. While we have grown only by 4.5%, we have given a compensation increase of 6% offshore and app. 3% onsite. Because it was during the year, in fact the onsite compensation increase went in only in Feb, that means for the year we have only accounted for 2 months of onsite compensation increase. Remaining 10 months will come the coming year. That (along with additional impact of offshore comp increase), is a total of $140 mn of headwind which we need to take. Regarding Lodestone, out of total consideration, only $205 mn is paid out in the beginning. The remaining is supposed to be paid out over a period of time based on certain criterias and we are accruing that charge on the P&L. That is a $40 mn charge which we need to take every year. Lodestone is a completely onsite consulting corporation which means that it will come at a single digit margin and the margin will get normalized when the offshore gets built. During the quarter there are good signs. We have won 5 deals jointly which means that the offshore part of the Lodestone will gradually get built but it will take time. Then there is an issue on our onsite capacity. The visa applications have gone in and we are unsure about the percentage of conversion which will happen in our visa application. That means if you have submitted some applications, there is uncertainty on what number of applications will get approved because of over subscription. If that happens we will be short on capacity onsite which means that we will have to increase our subcontracting. This is a trend which you have seen in the recent past because our subcontracting costs have gone up by 2% over the last few quarters. So there are multiple headwinds which we have faced when we entered the year. Growth is the only solution, it is all about creating growth. If we can grow better than our guidance, that will definitely impact positively on our margins.

Ankur Rudra

Finally sir, do you see any margin headwinds from the nature of the deals won in the last 6 to 9 months?

S.D. Shibulal

The pricing in Business and IT Operation base is definitely under pressure, especially in application maintenance and infrastructure. We are doing very well in BPO. BPO margins are holding up but in application maintenance and infrastructure, the pricing is under pressure. The competitive intensity is definitely higher than in the past. At the same time our win rates have gone up. In strategic accounts we have to take a portfolio approach as far as pricing is concerned and may need to be aggressive at times. All of these means there is pricing pressure on a large part of our business which is the Business and IT Operations. That is why it is important for us to pursue the strategy of building a business which is more holistic, growing our Business and IT Operations space, simultaneously growing our Consulting and System Integration space and building a Products and Platform Business. We believe that is the way we will achieve our aspirations in the long run.

Moderator

Thank you. Our next question is from Divya Nagarajan of UBS. Please go ahead.

Divya Nagarajan

I have couple of questions on the margin headwinds that you are seeing. You did explain what you saw this quarter but you also said that you could see this in the shorter term as well. I am trying to understand if you assume that you deliver somewhere in your guidance range, this also implies that you will be looking at very similar growth rates as to what you have done in fiscal ’13. Should we then assume that the margin drop could be as severe as it has been in fiscal ’13?

S.D. Shibulal

I will answer partly and then give it to Rajiv. We are already entering the year with certain headwinds which we need to be aware of, which is residual impact of the compensation increase which we gave last year which is quite substantial, about $140 mn. The Lodestone charge is a P&L charge. It is not a cost, it is more of a charge which comes on to the books, that is about $36 mn plus about another $40 mn or $50 mn of margin impact because of the single digit margin of the Lodestone entity as a whole which will get negated over a period of time and the possibility of increasing sub-contracting cost because of visa utilization or visa shortage. These are residual impact as we speak right now. That is why the margins are under pressure. Growth is the only solution because we have done all these while there is a headwind on the growth because while our volumes went up last year by 8.8% which is very much in line with the original guidance that we gave, our revenue only went up by 4.5% which means that we also lost 3% on a revenue productivity. So if you look at a situation where your revenue productivity is coming down and your employee cost and other costs is going up, there will be pressure on margin. Our solution to the problem is only growth and that is exactly what we are focused on. We are focused on all around growth. That also means that we cannot compromise on investment which means investments for the client, investment for our employees, investments into new things which we need to do. We are at this stage better off doing those investments, addressing the concerns, trying to create growth rather than constraining growth. We have taken a very conscious decision to make those investments and face the short-term challenges in margins so that in long-term we will be better off, Rajiv.

Divya Nagarajan

Is there any bottom kind of a number that you are willing to commit where you think that this is where I cut off investments and say I cannot take the margin dilution beyond this point. Is there something that you have in mind?

S.D. Shibulal

From an aspirational perspective we have not changed our aspiration. See this is a company which has delivered superior margins for years and years. We are going through some structural change as well as a volatile environment. We have a lower utilization. We have decided to carry the people. We have people joining us because we don’t want to go back on the commitments. It is a challenging environment and we have taken a conscious decision to compromise our margins or look at our margins in the long-term rather than on the short-term. In the long-term our aspiration is to have industry standard margins or higher than that, but in the short-term we will see margin pressure.

Divya Nagarajan

I appreciate your concern that the world continuous to be extremely uncertain and the services mix that we have continues to drag growth down for us as a company. Assuming that this uncertainty persist, we have already seen almost two years plus of sub-industry level growth. This year we are guiding again for growth that is currently below the NASSCOM guidance. Are you looking at any changes that you think you can make which will address this issue and come back to better growth rates?

S.D. Shibulal

When we compare, we need to compare apple versus apple, not apple versus orange. If you look at the NASSCOM average, the Consulting and System Integration work is 17%-18%, whereas ours is 33%. We are almost double NASSCOM’s number which means that volatility which we faced will be more than what the average company in NASSCOM faces. The most important thing is to do what is right for the client. You cannot make choices with the client and say we will only do work where it is convenient for us or where it is higher margins or higher revenue productivity for us. Our goal is to build strategic relationship to a level which will sustain its corporation in the long run which means that we have to do all of it and we have to grow in all of them. There is no compromise in growth in one or the other. If you look at the $950 mn large deal TCV which we have over the last 2 quarters, over $800 mn of that came from large Business and IT Operations space. The revenues have not flown in whereas the onsite volume has gone up. We are trying to create growth in all offerings, all engines. What is important for the client is what we need to do. Our focus will continue to be what is important for the client which we believe is to fire on all the 3 service engines.

Divya Nagarajan

Got it and just one question, one quick before I come for follow up. Any wage hikes incrementally planned for this year?

S.D. Shibulal

As I have said, we have done wage hike during the year in onsite as well as offshore. Going into the year, we are looking at structural changes to get a balance between fixed compensation and the variable compensation. Just like what we have done in the last year, during the year we will look at compensation, starting now.

Moderator

Thank you. Our next question is from Rahul Bhangare of William Blair. Please go ahead.

Rahul Bhangare

I may have missed this in your earlier comments but what is the organic growth guidance for fiscal ’14.

S.D. Shibulal

See our guidance is between 6%-10% which includes everything. Lodestone has been now completely integrated and that is included in our guidance. We would like to give one single guidance which is 6% to 10%.

Rahul Bhangare

Okay and then in your comments you mentioned certain Lodestone revenue reversals. Can you give us a little bit more detail on what those reversals entailed?

Rajiv Bansal

These are not reversals, this is as per the accounting policy. We are a public listed company. We have certain revenue recognition guidelines and when we acquired Lodestone, there would always be some adjustments which need to be made. This is a one- time thing which happened, there is nothing more than that. There are no reversals as such.

Rahul Bhangare

Okay can you share your hiring plans for this year?

Rajiv Bansal

There are freshers which we had committed to hire last year and the postponed offers of last year which are joining us this year. Roughly 10,000 odd people which will be joining us this financial year from the campuses of last year and the previous year. In addition to that, we would look at how our growth trajectory is. Our utilization is still quite low and depending on the need, we would adjust our hiring during the year.

Moderator

Thank you. Our next question is from Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Just wanted to talk a little more about the margin picture. If we go back 3 months ago, the commentary on margins which was an important topic back then, the commentary that I think you guys conveyed is that you would keep margins in a narrow band. During the quarter , this was the question that you received I think from a number of investors. Those investors I think were feeling that your commentary implied you would keep margins relatively flattish in fiscal ’14. The question is what’s changed today versus during the quarter on your outlook with margins. Is it an increased posture for price aggression or is there something else underlying the change in your outlook on the margin front. The factors that you cited thus far, compensation increase, Lodestone and the visa challenges are factors that were known 3 months ago. So I am looking for what factor has changed in the last 3 months?

Rajiv Bansal

No, when we spoke about a margin being in another band of 100 basis points, we also said that if we get the growth at about industry levels, we would able to maintain margins at plus minus 100 basis points. So that was with a caveat of seeing good growth during FY 14. Based on the guidance that we have given at 6%-10%, I think we realized that the quarter on quarter volatility is pretty high. We were pretty confident in January when we gave our guidance though we had gaps about in terms of our guidance for Q4. But based on the deal wins that we had in the previous quarter and the deals which are in the pipeline and were supposed to be closed during the quarter, I think we had reasonable assurance about meeting the number. But the quarterly volatility is very high. The deal ramp ups are not happening as of plan. The deal closure doesn’t happen as per the schedule and this creates confusion and creates a challenge in terms of our ability to meet margin on a quarterly basis. As we go into the next year, we have to solve this growth issue. We have to get the growth and for getting the growth, there is a short-term challenge where we have to make certain investments whether it is in terms of visas, in terms of hiring people on site, getting the right set of people. We do have a low utilization but the bench is primary freshers who have been hired in the last 12-24 months. They are not skilled resources. They are not senior resources who can be put on projects on day 1. We realize that if the growth comes back to about industry average, then we have the ability to get these people billed on the project which will be a huge margin lever to us. Second we also realized that depending upon the kind of pattern we are seeing in client spending, the discretionary spend may not be coming back the way we had expected it after the seeing the last quarter ramp ups. Our pricing power typically comes from the discretionary spend in the client spending. The commoditized business is under severe margin pressure. There is a lot of pricing pressure on the commoditize business. If the growth doesn’t come back to the extent that we would love it to come back and the discretionary spend is not to the extent that we want it to come back, the pricing would continue to be under pressure. With all these volatile factors, with all this negatives and positives that we see, it is very difficult to predict a certain margin. We also realize that we have to make our investments in our Infosys 3.0 strategy. We are running into this game of giving guidance on a quarterly basis and annual basis on top-line and bottom-line. If we see challenges in top-line, we start cutting costs to meet the bottom-line and we pull back our investments in our long-term strategy. Time has come that we take a decision to go ahead and invest in long-term strategies irrespective of how the quarterly movements are happening. I think with all these factors and the investments that we need to make, it is much better that we focus on growth, focus on all the investments, focus on long-term instead of focusing on margins of current quarter and current year.

Rod Bourgeois

As of right now what is the impact of pricing on like-for-like deals on the year over year change in your operating margin?

S. D. Shibulal

See our revenue productivity have come down by 3% year on year. First quarter itself it came down by 3.7%, it went down slightly in Q2 and then it went up in Q3. 3% revenue productivity impacted our margins by about 2.1%.

Rod Bourgeois

Great, do you expect that pressure to get better or worse over the next year?

S. D. Shibulal

I think during the next year, the best hope we can have is for it to be stable. I would expect it to be slightly worse in the short-term because we are entering the year with the headwind of that drop and then all the drops may not have been factored in so far. For the 3% drop which we have seen for FY 13 to get reversed, we need to get better revenue productivity in our discretionary spend which may take a bit of time. Our BITS business is growing which is where the pricing pressure is. Some of the thing are evolving. When we look at the visa situation for example, because of over-subscription we are not confident anymore that we will get 100% of our applied visa which means we might have a shortage of about 40% based on our applied visa.

Moderator

Thank you. Our next question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

In terms of your attrition numbers, it seems to have spiked up again this quarter and there doesn’t seem to be clear messaging as far as wage increases for next year is concerned. Is there a risk of employee morale getting impacted?

S. D. Shibulal

Actually our employee engagement is fairly good in my mind right now. During the year, we have done number of things. Compensation is only one part of this whole equation. We have done policy rationalization, getting returns from some of the archaic policies, communicating very clearly with our employees, keeping the communication channels open, all of those things we have done. Our employment engagement had gone up now.. Over the last few quarters, attrition has stabilized. Q3 and Q4 is when we have our performance-based involuntary attrition period. Our performance review happens in October. Following that there will be a period in which there will be involuntary attrition due to performance. Even including that, (separation) number is lower than Q1. When you look at the percentage, you are still seeing the impact of the previous and the involuntary attrition as a percentage has gone up during Q4. We will continue to see some involuntary attrition because in the period when there are challenges, we need to toughen our performance management system. That continues to happen.

Moderator

Thank you. Our next question is from Viju George of JP Morgan. Please go ahead.

Viju George

Just this margin variability, I wanted to understand a little bit more. I know questions have been asked around it. Why have we decided to suspend guidance with regard to margins and EPS? Is it because we are seeing the variability being very high or are you not able to predict margins in your business right now?

S. D. Shibulal

We are seeing the variability being very high. Number 1, we are entering with some head winds. Number 2, our revenue guidance we have given is lower than what is needed to negate the margin headwinds. Let’s assume that our revenue guidance were higher, then that would have negated our margin headwinds entering into the year. We are pleased with the guidance of 6%-10% which we believe is a confident guidance but at the same time the impact of the headwinds will be higher because of the guidance which we have chosen. On top of that there are uncertainties. Uncertainties come from the fact which I talked about. Revenue productivity has dropped by 3% during the year. We expect that headwind to continue for a little while because our revenue productivity usually goes up when we have better wins in Consulting and System Integration to balance out some of the pressures in Business and IT Operations. We are not seeing that at this point in time which means that the growth range is lower, which means we have to account for the headwinds we are coming in with, which is the compensation increase and the Lodestone impact. We have a new issue which popped, the uncertainty which we need to account for, which is the visa oversubscription which on an average will lead to about 40% reduction in the approvals which companies will get due to the oversubscription. That has also created uncertainty at this point. Because of that, there are volatilities which we expect. At the same time I want to point out there are headwinds also we are coming in with. If the growth is above where we think it will be, that will be a way for us to negate some of these headwinds. Our aspiration continues to be same. We will continue to focus on higher margin and higher growth, but we are faced with short-term volatility and challenges.

Viju George

On the matter of wage hikes, you have not decided anything on wage hikes right now? You have not factored it in the model or you have not announced it? How do you see the wage hikes situation for FY14, are you planning one? If so when will it take effect, on shore and off shore?

S. D. Shibulal

We are looking at multiple things. Onsite wage hike which is a large part of our population went in only in February and in onsite we are going with market wages. They get adjusted as per the market adjustments over the course of the year. It will not be anymore in the beginning of the year, for most part. There will be a small part of that which will happen in the beginning of the year, but for majority of them it will be market-based compensation and that will get adjusted during the year continuously. We are also looking at a structural adjustment to our compensation to balance out our fixed and variable compensation. That will also happen almost in the next couple of months. Along with that, we will look at selective compensation changes. This will be an ongoing process and as and when the decision is made we will communicate it to the employees.

Viju George

So it just means that as of now you have not announced wage hikes of 6%-8% or whatever you did in the course of the year, so nothing like that on the anvil right now? Either through the year or something like that, I just want to confirm that?

S. D. Shibulal

As of right now, we have not announced anything to the employees. But we will be announcing as and when we take a decision during the year.

Moderator

Thank you. Our next question is from Moshe Katri of Cowen & Co. Please go ahead.

Moshe Katri

Shibu, you had indicated that you had project ramp issues throughout the quarter. Is there a way to kind of give us some more color, is this widespread in terms of verticals or regions or is it specifically confined to specific sets of areas? Any color here is going to be helpful. On top of that, besides the fact that you had delays, did you have any project cancellations during the quarter?

S.D. Shibulal

We had no project cancellations during the quarter. We have not lost any clients. In fact the clients have gone up in absolute numbers as well as in million dollar clients etc, almost all parameters of clients have gone up. Our volume growth has been across the board. The revenue growth looks smaller but the onsite volume growth has been substantial at 3.8% (organic) and has been all around. There are no client-specific issues that we are faced with at this point in time. It is the general environment and the volatility in the environment which continues to delay ramp ups as well as new project starts. Even after sometimes winning it, it takes time for it to start. That is where we are. We had an onsite staffing challenge which was there last year because of visa utilization. We have used subcontractors to bridge the gap in niche skills. That also sometimes causes a delay in starting the program since we have to start onsite first. That is something which we have to continuously address.

Moshe Katri

So just to be clear, what you were saying is that one of the reasons you had some project ramp issues, some of them had to do with Infy’s ability to staff projects onsite just because you haven’t been able to get some of these visa that you thought you are going to get. What you are trying to tell us is that it is a combination of clients not ramping on time or as well as Infosys not being able to have right resources to be able to start projects? Is that the correct assessment?

S.D. Shibulal

In those situations, we have used sub-contractors to bridge the gap. Most of the work which we have started recently has been in the Knowledge Transfer phase on the wins which we had in Q3. What I was saying was that wherever we had a challenge in staffing, we have used the subcontractor to bridge the gap. But when I look at FY14 and the question was asked, our visa utilization will be a challenge

Moshe Katri

Okay last question here. Given some of the changes that Infosys has gone through during the past year, year and a half, what has been the feedback from your customers? Are they comfortable in terms of what Infosys is going through. Obviously customer perception is really important in terms of their intention with Infosys vis-à-vis your competitors. I think that is also is going be helpful if you can give us some feedback in terms of what your customers are saying about Infosys in terms where it is going forward?

S.D. Shibulal

In my mind that is absolutely a silver lining. I meet about 20-25 clients every quarter. I travel quite a lot. They are absolutely convinced about our capabilities, our commitment, our people. This is the right combinations. You have a set of people whom the client believes in, a set of capabilities which the client is eager to use. We run 8000 programs and there are only about 4 of our programs which are in critical risk. That says it all that you have such a low number of programs in critical risk. They are also extremely appreciative of the fact that we are able to support them through difficult times, they are going through difficult times. Even in a program where there is some trouble, we will actually step in. Even when it is not our area, we will step in and help the client. Our ability to support them through difficult times, our ability to work with them on all 3 angles which is transformation, operation and the Product and the Platform side, I think it is extremely important for them. In fact they do not see the changes, that is what they were telling me. I would consider that as a compliment because they did not get impacted by the change. They see the positives, they see the speed, agility and the hunger and the 3 offerings, but they did not see the change from an impact perspective. I’m very confident of the client.

Moderator

Thank you. Our next question is from Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

I wanted to explore a bit further on the utilization angle. I remember you saying utilizations are low and there is a scope for improvement. One question, what do you think is a fair, stable utilization rate for Infosys because I see over the past 7 years and it is hardly been at the current level. Don’t you think that the utilization is already at a fairly high level, it has been only a few quarters when it was at the 70% rate. I would be interested in your comments on that, how much more levers do you have on the utilization angle?

S.D. Shibulal

Our utilization should be somewhere between 78%-82%, that is the optimal range. I am talking about non-trainee population. If you are in training, you are in classroom. That does not really add to the headcount which can be staffed on programs. Our utilization should be somewhere between 78%-82%, that is what we plan for. Even this year that is our aspiration and that is doable in my mind. Our utilization is substantially down at this point. It has marginally sharp from last quarter to this quarter. It is important for our employees rather than anything else. You do not want to 30% of your people on bench because they will be pretty unhappy about it. The only reason we have it is because we do not want to go back on any of the commitments which we gave. We allowed everyone to join, in spite of all the challenges we faced. We put them through training and they are on the bench and ready to be utilized. It is positive that we have the people, at the same time it is negative that the utilization is low. We already made adjustments to all our planning models and recruitment models to make sure that the chance of this kind of situation does not come up in the future. We have adjusted our recruitment policy between what we call as 70:30, that means 70% of our need come in from freshers, out of that 70% come from colleges and 30% coming from just-in-time. If you do the math, we will only give offers to 49% of our requirement at any point in time for the coming year. That is the way we are trying to make sure that the chance of this kind of occurrence in the future is not there.

Sandeep Muthangi

Okay thanks one more question. On the wage hikes you mentioned that there are sort of structural changes that you are doing with the salary structure. Can you give us insight of what will be the end is result of the structural changes. Will it result in a salary base actually being higher or lower or just stable flat?

S.D. Shibulal

These structural changes are to balance the fixed and variable components. We have a substantial part of our compensation in variable compensation. We want to increase the fixed a bit, so we are looking at it.

Sandeep Muthangi

I’m sorry to harp on this a bit but as analysts and investors should we be building cost neutral kind of scenario because of these changes. I am not taking in the wage hikes that you may give at some point of time. Excluding that, these structural changes you are staying should be cost neutral for the company as a whole?

S.D. Shibulal

The structural changes will be cost neutral for the company as a whole. There might be some marginal impact which will not be much. But please remember, I talked about the headwinds which are coming with the compensatory increases which we gave last year. We have given promotions, there is a cost impact because of that. We will be doing various compensation activities during the year, just like what we have done in the past.

Moderator

Thank you. Our next question is from Pankaj Kapoor of Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

Just this guidance that we have given of 6%-10%, I was wondering it if it was building in the aggressive pricing stance into this or you think any kind of a change in our pricing stance can be incremental to this number?

S.D. Shibulal

As I said, we always try our level best to make sure that the guidance is a statement of fact. It is true that this year, we have taken a slightly safer approach because of the volatility we have seen over the last 8 quarters. That is built into the wider range of guidance we gave 6%-10%. It considers all the factors we know at this point in time. The unknown factor at this point of time are for example I would not know what would be my conversion rate on the visa application which I have submitted which means that what will be the impact of that on my onsite cost or subcontracting cost. The revenue productivity has been assumed to be almost flat, I have accounted for the 3% headwind which I got last year. The environment is volatile. I have considered all the factors which I know at this point and taken a guidance which in my mind is safe and I’m confident of meeting it at this point.

Pankaj Kapoor

Just to clarify, I mean normally when we give out a guidance, we assume pricing constant at the last quarter level and hence it becomes more of a volume outlook. Given our commentary on aggression and on pricing especially in the strategic account that you have spoke of, does it mean that this 6%-10% which is assuming constant or a stable pricing, can get changed depending upon how our stance on the pricing pans out?

Rajiv Bansal

There would always be a tail effect of all the deals that we have signed this year getting into next year. On pricing, we will need to look at the mix of discretionary spend and whether discretionary spend goes up next year. If it goes up, then it gives us the pricing power. The commoditized business is going to get more and more price sensitive. I think there is not much leeway that we have there on the margin or the pricing front. Having said that on pricing, I think we have seen a drop of about 4% in pricing without Lodestone during the financial year. To a large extent there are no pricing pressures in terms of clients asking for rate cuts, but there were always deal specific pricing decision that you have to take. I think a lot of it will depend on the kind of growth that we see. If we see a reasonable growth and the mix of business that we see is more on the consulting & system integration, we would start seeing the pricing getting more stable. But on a quarterly basis, it is very difficult to predict pricing right now because the business mix changes are very significant.

Pankaj Kapoor

Just on this moving a little bit more. Is there any kind of a minimum margin gating that you are looking at when you are getting into these newer kind of deals which may have a different kind of pricing but is there any specific margin gating that you apply to and how that gating level would have changed versus was our earlier stance?

Rajiv Bansal

No it is not about gating. We run a portfolio and we realize that we need to run a portfolio in terms of the margins that we would bid at - whether it is a strategic client, it is a new geography, kind of technology, so there is many factors which play into the way your pricing decisions are taken. There is no change in terms of the gating or the minimum margins at which the deals would get submitted, but each of the businesses have a portfolio to manage and they have a certain pricing, revenue and a margin target that they work towards. Within that they have a flexibility to manage the way they want to manage. There is no specific number that we are working towards.

Pankaj Kapoor

Shibu, you mentioned that because of the portfolio being much more skewed towards discretionary side we have been facing headwind vis-a-vis the industry. But if I look at our numbers from even say application development and maintenance services, the revenue growth has not been any exciting, it is in a very low single digit. Is there any inherent issue in our core business also, on the ADM side?

S.D. Shibulal

Actually there is no inherent issue in the core business in the ADM side. I agree with you that our growth in the ADM space has also been slower. At the same time we have done major transformation in that space and our wins in the H2 reflect some of it. It will take time to flow through. So if you look at the wins which we have announced like Harley, Sysco, they are all reflections of multi-tower deals which we have won which are pretty substantial in nature. If you look at the onsite volume increase this quarter, it is a reflection of the Knowledge Transfer phase which has kicked in. It will take some time to flow through. We are quite focused on driving growth in that space. The flip side of that is it is a price sensitive area. To balance that, we have to grow the transformational work which is in the discretionary space. As long as the discretionary space is challenged, balancing in the revenue productivity is an issue for us.

Moderator

Thank you. Our next question is from Kunal Sangoi of Birla Sun Life Asset Management. Please go ahead.

Kunal Sangoi

My question is with regards to guidance. 2 quarters back we withdrew our quarterly guidance. This quarter we are withdrawing our EPS guidance. I would want to understand then why go ahead with the revenue guidance as well? What was the rational of at least giving the revenue guidance?

S.D. Shibulal

See the rational for guidance is not changed. You can see that we are going through a volatile environment for various reasons, right. There is no doubt. Our ability to predict has come down substantially on a quarterly basis. We still believe that we can actually predict the year fairly well and as soon as we see a change in the direction, we will change because we don't want to delay our communications to the market. In the beginning of the year, we gave a guidance of 8%-10%. If you look at the volume growth for the year, it is 8.8%. The 3% reduction in revenue productivity impacted our revenue and our revenue ended up at 4.5%. So from a volume perspective we did actually land almost exactly where we thought, within the 8%-10% range with 8.8% growth. Our philosophy always has been to communicate as much as we know to the market. We want to be extremely transparent even going into the next year. We have taken a safer approach because of the volatility in the environment, taking a broad range of 6%-10% for our guidance on the revenue side. On the margins side, there are some ‘knowns’ and some ‘unknowns’ and those unknowns will evolve during the year. If they are marginal, we will go ahead but this time it seems that substantial ‘unknowns’ are there. The revenue productivity is one ‘unknown’. Last year if you look we had assumed flat revenue productivity but it dropped. The cost of hiring onsite could be another major ‘unknown’. The investment which we need to make evolve as the time goes by. Because of all that we decided not to give a margin guidance for the year.

Kunal Sangoi

So because in December quarter, we were probably proactive in at least sounding out to the market that the estimate for the December quarter probably would fall back and this time around probably there is in terms of communication with regards to the guidance for this March quarter, probably we were not proactive to that extent.

S.D. Shibulal

This quarter if you look at it, irrespective of the revenue we have met the EPS. But as Rajiv said when you try to do this what happens is that sometimes you end up cutting severely your investment. This quarter was a tough quarter for us. It was a soft quarter for us, Our revenues grew lower than what we predicted. We met our EPS without any extraordinary income and with the extraordinary income, we actually exceeded the EPS. But the fact of the matter is that it does impact our ability to take decisions and make investments. We felt that growth is the most important thing for us at this point in time. Our margin is a reflection of higher growth and as long as our growth remains lower margin will not be good. So we have taken a decision that we will not give a margin guidance. We will take on the headwinds which we already have. We will factor-in the impact of the ‘unknowns’ which have come in like the visa and the on-site cost. We will make the investments and that way we will hope we get the growth back. We have taken a decision to do that.

Kunal Sangoi

The last question is with regards to the net additions in the headcount. How many people would we have taken over for some of the deals we are signing?

S.D. Shibulal

We have taken over people but I would not consider them as material in nature. They will be in low hundreds rather than anything else. I don't have an exact number but it will be only in low hundreds rather than any material number.

Moderator

Thank you very much. Ladies and gentlemen, due to time constraints that was the last question. I now hand the conference back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us in this call. We look forward to talking to you again over a period of time. Thanks and have a good day.

Moderator

Thank you members of the management team. Ladies and gentlemen, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.